December 9, 2011

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:	Principal National Life Insurance Company
Variable Life Separate Account, Form N-6
Variable Universal Life Income III (VULI III)
FILE NUMBER(S):
1. 333-175768
2. 811-22589

On behalf of the registrant of the above-named separate account, we hereby request the effective date for the above registration statement be accelerated to December 13, 2011.

Respectfully yours,

/s/ Sara Wiener

Sara Wiener
Director – Product Management
Principal National Life Insurance Company
Variable Life Separate Account